UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 333-210261

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit	Description

99.1

Fortis Inc. Second Quarter Report for 2016, including the unaudited comparative interim consolidated financial statements as at June 30, 2016 and for the three and six months ended June 30, 2016 and 2015, together with the notes thereon, and the Management Discussion and Analysis of financial condition and results of operations for the same period.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc.
(Registrant)

Date: July 29, 2016	/s/ Karl W. Smith
	By:	Karl W. Smith
	Title:	Executive Vice President, Chief Financial Officer

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